Exhibit 12.1

Sigma-Aldrich Corporation

Computation of Ratio of Earnings to Fixed Charges

(amounts in millions except ratios)

	Nine months ended September 30,	Twelve months ended December 31,
	2010	2009	2008	2007	2006	2005
Determination of Earnings:
Net income before income taxes	$415.7	$489.6	$489.6	$437.7	$378.6	$343.3
Fixed charges	21.9	30.3	38.2	45.3	45.5	36.6
Capitalized Interest	$(2.7)	$(2.5)	$(1.7)	$(2.1)	$(1.6)	$(2.2)

Total earnings as defined	$434.9	$517.5	$526.0	$480.8	$422.6	$377.6

Determination of Fixed Charges:
Interest Expense	$9.9	$14.7	$22.7	$31.0	$33.0	$23.8
Capitalized Interest	2.7	2.5	1.7	2.1	1.6	2.2
Portion of rent expense representative of interest factor	9.3	13.1	13.8	12.2	11.0	10.6

Total fixed charges	$21.9	$30.3	$38.2	$45.3	$45.5	$36.6

Ratio of Earnings to Fixed Charges	19.9	17.1	13.8	10.6	9.3	10.3